Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab Update on Strong Business Momentum in First Quarter 2021

Update also includes accounting treatment related to OVO, developments related to merger timeline, and appointment of General Counsel

Grab Holdings Inc. (“Grab” or “we”) is providing this interim update regarding its first quarter 2021 business performance, which demonstrated strong topline growth. We are also providing an update on our historical financial information as a result of a change in accounting treatment related to revenue recognition at our OVO financial services business in Indonesia, the timeline of our merger with Altimeter Growth Corp and the appointment of Christopher Betts as our General Counsel.

First Quarter 2021 Business Highlights (for the three months ending March 31, 2021)

The following is an interim update on our business performance for the first fiscal quarter of 2021 (“1Q21”). We anticipate 1Q21 financials will be included in our Form F-4 filing with the U.S. Securities Exchange Commission (“SEC”).

1Q21 Key Highlights:

•

We continued to demonstrate resilience and strong topline growth across our consolidated business in 1Q21, despite what has been a slow COVID-19 recovery across Southeast Asia, as compared to the first fiscal quarter of 2020 (“1Q20”), which was largely unaffected by COVID-19 as movement restrictions and other COVID-19 related measures in most markets in Southeast Asia primarily came into effect during the second fiscal quarter of 2020.

•

Consolidated Gross Merchandise Value (“GMV”) during 1Q21 was $3.6 billion, representing an increase of 5.2% over 1Q20 GMV, while spend per user[1] increased by 33% year-over-year, further highlighting the strength of Grab’s superapp synergies across our business segments.

Segments Highlights

•	Deliveries:

○

We continued to see strong growth in Deliveries despite the easing of COVID-19 restrictions in certain markets during 1Q21, delivering GMV of $1.7 billion, representing an improvement of 49% from GMV of $1.1 billion in 1Q20, driven by increases in both the number of transactions and order value.

○	We continued to expand GrabMart, an everyday goods delivery offering that has expanded across Grab’s 8 Southeast Asian markets. GrabMart GMV for 1Q21 increased by 21% compared to 4Q20.

○

In 1Q21, we announced regional partnerships with Watsons, an international health and beauty retailer, and Don Don Donki, a popular specialty retail mart for affordable Japanese foods and products, to enable merchant-partners to offer a wider selection of products to the doorsteps of consumers across Southeast Asia with fast delivery.

○

In Indonesia, we announced a partnership with cloud kitchen service Yummy Corp to help food businesses expand across Indonesia and create new delivery-only brands through a combined network of 80 cloud kitchens.

•	Mobility:

○	Due to the ongoing impact of the COVID-19 pandemic, including increased cases in certain markets, Mobility 1Q21 GMV represented approximately 64% of 1Q20 levels.

[1]	Measured as GMV per Monthly Transacting User (“MTU”)

○

We anticipate that the demand for mobility services in Southeast Asia will continue to experience volatility as new COVID-19 cases have impacted our markets, leading to reimposed restrictions. In 1Q21, markets such as Vietnam and Thailand experienced a resurgence in COVID-19 cases. Towards the end of 1Q21 and into 2Q21, Malaysia and Singapore experienced heightened COVID-19 restrictions.

○

In February 2021, we launched a vaccination program focused on increasing vaccine access and education for our driver-partners and their passengers. We plan to subsidize COVID-19 vaccinations for our active driver-partners who are not covered by national vaccination schemes, and will work together with governments to raise public health awareness and vaccine safety.

•	Financial Services:

○

In 1Q21, the Financial Services segment achieved its highest quarterly TPV so far, demonstrating year-over-year growth of 17%, supported by strength in payments TPV generated from both on-Grab platform and off-Grab platform use cases.

○	Loan disbursals via the on-Grab platform[2] increased by over 45% year-on-year as we continued to improve credit scoring models and launched new lending products in 1Q21.

○	The Insurance vertical demonstrated strong growth with gross written premiums increasing by more than three times year-on-year as Mobility related product sales increased.

Change in Accounting Treatment Related to OVO

We are in the process of finalizing our financial audit for the fiscal years ended December 31, 2018, 2019 and 2020 (referred to herein as “FY2018”, “FY2019” and “FY2020”, respectively) in accordance with public company accounting oversight board (“PCAOB”) standards as required by the SEC in connection with our intention to go public in the U.S. as described below. Based on discussions with our external auditors and a reassessment of the legal arrangements and commercial intent of the OVO points program3 (“Program”), we have concluded that we will restate financial information previously disclosed in the Investor Presentation filed as exhibit 99.2 to the Form 8-K filed by Altimeter Growth Corp. (“AGC”) dated April 13, 2021 (“Investor Presentation”) in order to correct the accounting treatment. Note, there will be no change to our previously disclosed projections in the Investor Presentation for FY2021 to FY2023.

OVO users earn points when they transact with OVO merchant-partners, who pay OVO fees to issue these points. Historically, these fees received were recognized as revenue. When users redeem points with other merchant-partners to obtain a discount, OVO pays such merchant-partners for the redeemed points. Such amounts paid by OVO were historically recognized as a cost of revenue. We will be reversing the revenue and the equivalent amount of cost that was previously recognized.

Based on previously disclosed financial information in the Investor Presentation, US$135 million and US$204 million will be reversed from both adjusted net revenues (“ANR”) and revenues for FY2020 and FY2019, respectively, with an equivalent reversal under cost of revenue. ANR, revenues and costs of revenues for FY2018 are not impacted by the restatement. There is no net impact to EBITDA, net loss, the balance sheet, the statement of changes in equity or the statement of cash flows for relevant periods presented as a result of the restatement. Our FY2021 to FY2023 projections that were previously disclosed in the Investor Presentation remain unchanged.

[2]	Lending done directly by Grab.
[3]

OVO is a non-wholly owned Grab subsidiary in Indonesia and is part of Grab’s financial services segment. OVO runs a loyalty program where OVO users can earn points for every transaction made with merchant-partners. Each point entitles the OVO user to a fixed amount of discount on future purchases from the merchant-partners.

Update on Merger Timeline

On April 13, 2021, we announced our intention to go public in the U.S. in partnership with AGC. In connection with this business combination, we are in the process of finalizing our financial audit for FY2018, FY2019 and FY2020 in accordance with PCAOB standards as required by the SEC. Concurrently, we are also working with the SEC to obtain pre-clearance of certain accounting policies and related financial disclosures in accordance with the SEC’s procedures. As a result, our financial information for these periods remain subject to further review and revision. Upon finalizing this work, in connection with the business combination with AGC, we expect Grab Holdings Limited (“GHL”) to file a registration statement on Form F-4, which will include a related proxy statement to be distributed to AGC shareholders in connection with the business combination, with the SEC in or around the middle of the year and expect to complete the business combination with AGC during the fourth quarter of 2021.

Appointment of Christopher Betts as General Counsel

We have appointed Christopher Betts as General Counsel. He was previously a partner in the Hong Kong office of Skadden, Arps, Slate, Meagher & Flom, LLP, a New York-based international law firm, where he worked on a variety of equity and debt offerings and mergers and acquisitions. Mr. Betts brings over 20 years of experience across the Asia Pacific region. He has led and participated in over 60 IPOs and various secondary listings, including landmark transactions for Xiaomi, Meituan and JD.com. Mr. Betts has also advised companies on post-IPO debt and equity fundraising activities and mergers and acquisitions across various industries. From mid-2006 to early 2010 he served as associate general counsel for McKinsey & Company, where he covered legal and risk management across the Asia Pacific region.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab, GHL and AGC, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

GHL intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in GHL’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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